SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X    Form  40-F
                ---              ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO



MEDIA  RELEASE


FOR  IMMEDIATE  RELEASE
-----------------------


               SERONO ANNOUNCES NEW SENIOR MANAGEMENT APPOINTMENTS


GENEVA,  SWITZERLAND,  AND  ROCKLAND,  MA,  USA  -MARCH  25,  2003  -
SERONO  S.A.  (VIRT-X:  SEO  AND  NYSE:  SRA).
As part of its succession planning, Serono today announced senior management appointments following the retirement of two executives after many years of service with the company.

Serono announced the appointment of Fereydoun Firouz as President of its US operations, Serono, Inc. Mr. Firouz is currently Executive Vice President, Reproductive Health, Serono, Inc. He replaces Jean-Pierre Verhassel who is retiring from operational responsibilities after more than fifteen years of service to Serono in various senior management positions. However, the company will continue to benefit from Mr. Verhassel's experience in his non-executive role as Chairman of Serono, Inc.

In addition, Serono announced the appointment of Dr. Timothy Wells as Senior Executive Vice President of Research. Dr. Wells will be responsible for the company's global discovery and early development operations. Dr. Wells has been with the company as Head of Discovery since 1998 and he replaces Dr. Silvano Fumero who is retiring after a career with Serono that spanned over 30 years.

"These appointments are part of our succession planning at Serono, and will ensure the continued development of the company," said Ernesto Bertarelli, Chief Executive Officer. "Both Fereydoun and Tim have a strong track record of leadership and will continue to make significant contributions to the success of Serono," he added.

Serono also announced that Dr. Stevo Knezevic is leaving to join another company. His responsibilities for clinical development will be assumed by Dr. Franck Latrille in a broader role as Senior Executive Vice President, Global Product Development.


BACKGROUND  ON  NEW  APPOINTEES
Most recently, Fereydoun Firouz has held the role of Executive Vice President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono's sales and marketing operations since 1991 and in Serono's government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree from George Washington University and participated in the executive program in general management at Babson College.

Since 1998 Tim Wells has served as Serono's Vice President Research, Head of Discovery. From 1990 until he joined Serono in 1998, Dr. Wells held positions of increasing responsibility in research at Glaxo Wellcome. Dr. Wells holds a PhD degree in the chemistry of enzyme action and protein engineering from Imperial College, London, and a bachelor's degree in natural sciences from the University of Cambridge.

Franck Latrille has been Serono's Senior Executive Vice President, Manufacturing Operations and Process Development since 2003 and has held a variety of senior management positions since joining Serono in 1994. He also has substantial previous biotechnology experience. Dr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux.


                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###


ABOUT  SERONO
Serono is a global biotechnology leader. The Company has six recombinant products on the worldwide market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), (Luveris(R) is not approved in the USA.), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection]. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).



FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:                  INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00             Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85             Fax:  +41-22-739 30 22
http://www.serono.com              Reuters:  SEOZ.VX / SRA.N
---------------------              Bloomberg:  SEO VX / SRA US
SERONO, INC., ROCKLAND, MA
MEDIA  RELATIONS:                  INVESTOR  RELATIONS:
Tel.  +1 781 681 2340              Tel.  +1 781 681 2552
Fax:  +1 781 681 2935              Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SERONO  S.A.
                                          a  Swiss  corporation
                                          (Registrant)


March 26, 2003                      By:   /s/  Allan Shaw
                                          -------------------------------
                                          Name:   Allan  Shaw
                                          Title:  Chief Financial Officer